September 5, 2007
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	Sykes Enterprises, Incorporated Form 10-K for Fiscal Year Ended December 31, 2006 Filed on March 13, 2007 File No. 000-28274
Dear Ms. Collins:
Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated August 21, 2007, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “We”, or the “Company”) to each comment.
Form 10-K Filed on March 13, 2007
Note 1. Summary of Accounting Principles
Recognition of Revenue, page 54
1.	We note your response to our prior comment 6 and your discussion of multiple-element arrangements with your fulfillment services clients. With regards to such contracts, please provide the following:
•	Please explain further each of the deliverables in your fulfillment service arrangements (i.e. product receipt, management, packaging, warehousing and delivery) and tell us how you determined that each of these deliverables has value to your customer on a standalone basis. In this regard, some of the services that you have identified as separate elements appear to be interrelated (packaging and delivery; management and warehousing).
Our fulfillment service contracts are actually master purchase agreements for multiple service offerings at agreed upon prices, which are consistent
SYKES Enterprises, Incorporated • 400 N. Ashley Drive • Tampa, FL, USA 33602 • www.sykes.com • Fax: 813-273-0148 •
813-274-1000

across the contracts. Since these contracts contain no minimum or maximum purchase commitments and our clients determine if and when to use our services, the contracts are essentially a price list for service offerings at the time the contract is signed and not multiple-element arrangements. Once the contract is signed, clients request one or more of the service offerings through purchase orders. While some purchase orders are requests for individual services, in other cases a purchase order may include more than one service.
The service offerings for these fulfillment service contracts typically include finished goods assembly, pick-pack-and-ship, warehousing, process management and pass-through costs. For finished goods assembly and pick-pack-and-ship, a fee is charged based on an hourly rate for the services performed. The hourly rate charged is the same for finished goods assembly and pick-pack-and-ship. For warehousing, a monthly fee is charged per square footage used in the warehouse. For pass-through costs, our clients reimburse us for actual costs incurred plus a mark-up percentage in some cases for such things as freight, taxes and postage that are integral to the ongoing services provided under the contracts. Reimbursements for these costs are recorded gross in accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”. For process management, a fixed nonrefundable monthly management fee is charged based on the number and required skill level of the dedicated employees assigned to oversee the client relationship and services provided under the contract. This fee is charged regardless of volume and delivery of any services provided under the contracts.
See the following response for an explanation on how we determine that each of these service offerings, or deliverables, has value to our client on a standalone basis.
•	Please describe your revenue recognition policy for each element. In your response, provide an example of a typical arrangement and tell us how revenue is recognized throughout the fulfillment process from the warehousing of the inventory to the acceptance of an order; the processing of a payment; and the delivery of the product.
Revenue is recognized as the services are performed in accordance with the contracts. From the time we receive a purchase order until it is filled it is typically less than a month.
An example of a typical purchase order would be a request for finished goods assembly services. In this instance, product components are shipped to our
SYKES Enterprises, Incorporated • 400 N. Ashley Drive • Tampa, FL, USA 33602 • www.sykes.com • Fax: 813-273-0148 •
813-274-1000

facilities by either our client or their supplier and we assemble the finished goods using the product components based on the purchase order. Once assembled, the finished goods will either be picked up or shipped to our client immediately. For finished goods assembly, revenue is recognized based on an hourly rate as these services are performed. Revenue varies each month depending on the volume of the services provided. Under the contracts, there is no guaranteed minimum volume. Approximately 12% of our revenue comes from standalone sales of finished goods assembly services. These standalone sales are an indicator of fair value of the finished goods assembly services.
In some instances, a purchase order may include instructions to warehouse the finished goods once they have been assembled. For warehousing, revenue is recognized based on the actual square footage occupied by the finished goods. This per square footage rate is comparable to unrelated third-party evidence of leases for like space with similar terms and conditions.
For finished goods stored in our warehouse, we receive a purchase order for pick-pack-and-ship services. Revenue is recognized based on an hourly rate as these services are performed. Revenue varies each month depending on the volume of the services provided. The finished goods assembly standalone sales are an indicator of the fair value of the pick-pack-and-ship services since the fees charged are based on the same contractual hourly rate for the same level of employees who are performing both services.
Process management, which is entered into at the inception of the contract versus on a purchase order by purchase order basis, represents an undelivered element for which objective evidence of fair value does not exist. Accordingly, separation of process management is not permitted for accounting purposes despite evidence of fair value of the other service offerings. Therefore, revenue is recognized on a straight-line basis over the contract period using the proportional performance method. Under the proportional performance method, revenue is recognized in proportion to the level of service provided on a systematic and rational basis. According to SAB Topic 13 “Revenue Recognition”, revenue should be recognized on a straight-line basis over the contract period unless it can be demonstrated that revenue is earned in a different pattern. Since we provide the same level of dedicated employees each month regardless of volume and delivery of any services provided under the contracts, revenue recognized using the straight-line basis best reflects the level of service provided.
•	Tell us the amount of multiple-element fulfillment arrangements services for each period presented. In this regard, it appears from your disclosures on page
SYKES Enterprises, Incorporated • 400 N. Ashley Drive • Tampa, FL, USA 33602 • www.sykes.com • Fax: 813-273-0148 •
813-274-1000

83 that fulfillment service revenues in 2006 totaled $18.2 million and yet your response indicates that volume of standalone sales used to establish VSOE totaled $17.0 million. Does this mean that only $1.2 million of your fulfillment service contracts were multiple-element arrangements?
Revenue recognized from fulfillment services in 2006, 2005 and 2004 was $17.2 million, $17.1 million and $16.1 million, respectively, including multiple-element arrangements of approximately $15.1 million in 2006. The remaining revenue grouped with fulfillment services revenue represents product sales for shooting targets in 2006, 2005 and 2004 of $1.1 million, $1.0 million and $1.0 million, respectively, as previously mentioned in our response to prior comment 5.
2.	We have reviewed your response to our previous comment no. 6 and note that your proposed revenue recognition policy disclosure does not include a discussion of how you establish fair value of the undelivered elements in your multiple-element arrangements which was previously included in your disclosure. Revise your proposed disclosure to include a discussion of how you establish fair value of undelivered elements in your multiple element arrangements and provide us with your revised disclosure.

See our response to this comment in our response to comment 3 below.

3.	In addition, please tell us how you considered providing further disclosure to elaborate on the types of multiple-element arrangements entered into by the Company (i.e. the agreement with a major consumer products company and fulfillment service arrangements). Additionally, please tell us how you considered expanding your disclosure to include the systematic and rational basis you use to recognize revenue under the proportional performance method (i.e. the metrics used to record revenue such as operational seats) for multiple-element arrangements for which you do not have relative fair value for each element.

To clarify the disclosure in the policy footnote on page 54 and page 55, we will enhance the disclosures (as underlined below) in future filings, as follows:

“Recognition of Revenue — Revenue is recognized pursuant to applicable accounting standards, including Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101 (SAB 101), “Revenue Recognition in Financial Statements”, SAB 104, “Revenue Recognition”, and the Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables”. SAB 101, as amended, and SAB 104 summarize certain of the SEC staff’s views in applying generally
SYKES Enterprises, Incorporated • 400 N. Ashley Drive • Tampa, FL, USA 33602 • www.sykes.com • Fax: 813-273-0148 •
813-274-1000

accepted accounting principles to revenue recognition in financial statements and provide guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. EITF 00-21 provides further guidance on how to account for multiple element contracts.

The Company primarily recognizes its revenue from services as those services are performed, which is based on either a per minute, per call or per transaction basis, under a fully executed contractual agreement and records reductions to revenue for contractual penalties and holdbacks for failure to meet specified minimum service levels and other performance based contingencies. Revenue recognition is limited to the amount that is not contingent upon delivery of any future product or service or meeting other specified performance conditions.

Product sales, accounted for within our fulfillment services, are recognized upon shipment to the customer and satisfaction of all obligations.

Revenue from contracts with multiple-deliverables is allocated to separate units of accounting based on their relative fair value, if the deliverables in the contract(s) meet the criteria for such treatment. Certain fulfillment services contracts contain multiple-deliverables. Additionally, the Company has a contract that contains multiple-deliverables for customer contact management services and fulfillment services. Separation criteria include whether a delivered item has value to the customer on a standalone basis, whether there is objective and reliable evidence of the fair value of the undelivered items and, if the arrangement includes a general right of return related to a delivered item, whether delivery of the undelivered item is considered probable and in the Company’s control. Fair value is the price of a deliverable when it is regularly sold on a standalone basis, which generally consists of vendor-specific objective evidence of fair value. If there is no evidence of the fair value for a delivered product or service, revenue is allocated first to the fair value of the undelivered product or service and then the residual revenue is allocated to the delivered product or service. If there is no evidence of the fair value for an undelivered product or service, the contract(s) is accounted for as a single unit of accounting, resulting in delay of revenue recognition for the delivered product or service until the undelivered product or service portion of the contract is complete. The Company recognizes revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding client acceptance are resolved, and there are no client-negotiated refund or return rights affecting the revenue recognized for delivered elements. Once the Company determines the allocation of revenue between deliverable elements,
SYKES Enterprises, Incorporated • 400 N. Ashley Drive • Tampa, FL, USA 33602 • www.sykes.com • Fax: 813-273-0148 •
813-274-1000

there are no further changes in the revenue allocation. If the separation criteria are met, revenue from these services is recognized as the services are performed under a fully executed contractual agreement. If the separation criteria are not met because there is insufficient evidence to determine fair value of one of the deliverables, all of the services are accounted for as a single combined unit of accounting. For these deliverables with insufficient evidence to determine fair value, revenue is recognized on the proportional performance method using the straight-line basis over the contract period, or the actual number of operational seats used to serve the client, as appropriate.”
     In accordance with the Staff’s request set forth in the comment letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated
By:	/s/ W. Michael Kipphut
W. Michael Kipphut Senior Vice President and Chief Financial Officer

     cc: Melissa Feider, Division of Corporate Finance, U.S. Securities and Exchange Commission
SYKES Enterprises, Incorporated • 400 N. Ashley Drive • Tampa, FL, USA 33602 • www.sykes.com • Fax: 813-273-0148 •
813-274-1000